August 5, 2019

Serge Saxonov
Chief Executive Officer
10x Genomics, Inc.
6230 Stoneridge Mall Road
Pleasonton, California 94588

       Re: 10x Genomics, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 19, 2019
           CIK No. 0001770787

Dear Dr. Saxonov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submiited July
19,2019

Prospectus Summary, page 1

1. Please reconcile your prospectus disclosure about your exclusive licenses like on pages
       2 and 122 with the disclosure in section 1.14 of exhibit 10.5. Also, please (1) reconcile your disclosure about worldwide licenses on page 122 with section 1.20 of exhibit 10.5,
       (2) tell us whether any purchase rights remain under section 7.4 of exhibit 10.7.
2. We note your response to prior comment 1. If you elect to mitigate your summary disclosure about the risk by referring to a new product, please highlight at least as prominently in your prospectus summary any proceedings relating to infringement regarding that product.
 Serge Saxonov
10x Genomics, Inc.
August 5, 2019
Page 2
We are involved in lawsuits, page 47

3. We note your response to prior comment 3 and your revised disclosure in the first two paragraphs of this risk factor. Please disclose the portion of your products affected by the patents that are the subjects of the proceedings mentioned in the third and fourth paragraphs.
Silicon Valley Bank Loan and Security Agreement, page 86

4. Please expand your response to prior comment 5 to provide us an analysis of the extent that your results could change while still satisfying the revenue covenant in future periods. Also provide us your analysis of the risk that your results could change to that extent or more due to results of litigation or otherwise.
Intellectual Property, page 122

5. We note your response to prior comment 8; however, it is unclear how your revised disclosure provides more specific information about the size of the "low double-
       digit percentage of revenue" obligation. Please revise or advise.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameSerge Saxonov
                                                             Division of
Corporation Finance
Comapany Name10x Genomics, Inc.
                                                             Office of
Electronics and Machinery
August 5, 2019 Page 2
cc:       Kevin P. Kennedy
FirstName LastName